SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                  Form U-3A-2

                Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                            MARBEL ENERGY CORPORATION

hereby files with the Securities and Exchange Commission (Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

        Marbel Energy Corporation (Marbel) was organized in Ohio and is a holding company. It is a subsidiary of FirstEnergy Corp. (FirstEnergy). The principal offices of Marbel are located in Lancaster, Ohio.

        Marbel's subsidiaries include Northeast Ohio Natural Gas Corp. (NONGC), a public utility, and Marbel Holdco, Inc. ("Marbel Holdco").

        Marbel Holdco holds a 50% ownership in Great Lakes Energy Partners, LLC ("Great Lakes"). Great Lakes is an oil and gas exploration and production company in a joint venture with Range Resources Corporation and holds a majority of its assets in the Appalachian Basin, including more than 7,700 oil and natural gas wells, drilling rights on nearly 1 million acres, proven resources of 450 billion cubic feet equivalent of natural gas and oil, and 5,000 miles of pipeline. Great Lakes also owns intrastate gas pipelines.

        NONGC provides gas distribution and transportation service to approximately 5,000 customers located in 10 counties in central and northeast Ohio. It owns and operates approximately 420 miles of distribution and transportation pipeline.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

NORTHEAST  OHIO NATURAL GAS CORPORATION
---------------------------------------

        NONGC provides gas distribution and transportation service to approximately 5,000 customers located in 10 counties in central and northeast Ohio. It owns and operates approximately 420 miles of distribution and transportation pipeline and ancillary facilities. It receives its gas supplies from local gas producers as well as from interstate pipeline companies. Its principal source of operating revenue is derived from the distribution and transportation of natural gas.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

        (a) Number of kwh of electric energy sold (at retail or wholesale), and and Mcf. of natural or manufactured gas distributed at retail.

                NONGC              782,520 Mcf

        (b)  Number  of  kwh.  of  electric   energy  and  Mcf.  of  natural  or
        manufactured gas distributed at retail outside the State in which each such company is organized.

                NONGC                     None

        (c)  Number  of  kwh.  of  electric   energy  and  Mcf.  of  natural  or
        manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                NONGC                     None

        (d)  Number  of  kwh.  of  electric   energy  and  Mcf.  of  natural  or
        manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                NONGC              339,387 Mcf

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

        (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                None

        (b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

                None

        (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

                None

        (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                None


      (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                None

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2002.


                              Marbel Energy Corporation


                              By:  /s/Harvey L. Wagner
                                -------------------------------------
                                Title:  Vice President and Controller




CORPORATE SEAL




Attest:    /s/Nancy C. Ashcom
       -----------------------------
        Title: Corporate Secretary




Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

   Harvey L. Wagner       Vice President and Controller
-------------------------------------------------------
      (Name)                       (Title)

      P.O. Box 430, Lancaster, OH  43130
------------------------------------------------------
                  (Address)

                                    EXHIBIT A
                            MARBEL ENERGY CORPORATION
                 UNAUDITED CONSOLIDATED FINANCIAL INFORMATION


         A consolidating balance sheet, statement of income and statement of retained earnings of the claimant and its subsidiary companies.


                              Marbel Energy Corporation - Consolidating Balance Sheet (Unaudited
                                                      December 31, 2001
                                                        (In Thousands)

                                                                                                                     Consolidated
                                                      Marbel                   Northeast      Total                      Marbel
                                                      Energy       Marbel    Ohio Natural     Marbel        Marbel       Energy
                    ASSETS                         Corporation     Holdco      Gas Corp.     Companies   Eliminations  Corporation
                    ------                         -----------     ------    ------------    ---------   ------------  -----------

CURRENT ASSETS:
   Cash and cash equivalents                         $  9,166     $    538     $     97      $  9,801      $       -     $  9,801
   Accounts Receivables                                   119        7,788        1,240        9 ,147              -        9,147
   Inventories and other                                    8            -          810           818              -          818
                                                      -------      -------      -------       -------        -------      -------
                                                        9,293        8,326        2,147        19,766              -       19,766
                                                      -------      -------      -------       -------        -------      -------
PROPERTY, PLANT AND EQUIPMENT:
   In service                                           2,368            -       12,911        15,279              -       15,279
   Less--Accumulated provision for depreciation           736            -        4,082         4,818              -        4,818
                                                      -------      -------      -------       -------        -------      -------
                                                        1,632            -        8,829        10,461              -       10,461
   Construction work in progress                            -            -       16,329        16,329              -       16,329
                                                      -------      -------      -------       -------        -------      -------
                                                        1,632            -       25,158        26,790              -       26,790
                                                      -------      -------      -------       -------        -------      -------
OTHER ASSETS:
   Notes receivable from associated companies          24,875            -            -        24,875        (24,875)           -
   Investment in Great Lakes                                -      161,565            -       161,565              -      161,565
   Investment in subsidiaries                         154,852            -            -       154,852       (154,852)           -
   Other                                                   74            -          162           236              -          236
                                                      -------      -------      -------       -------        -------      -------
                                                      179,801      161,565          162       341,528       (179,727)     161,801
                                                      -------      -------      -------       -------        -------      -------
                   TOTAL ASSETS                      $190,726     $169,891     $ 27,467      $388,084      $(179,727)    $208,357
                                                      =======      =======      =======       =======       ========      =======


                              Marbel Energy Corporation - Consolidating Balance Sheet (Unaudited)
                                                      December 31, 2001
                                                        (In Thousands)

                                                                                                                      Consolidated
                                                      Marbel                   Northeast      Total                      Marbel
                                                      Energy       Marbel    Ohio Natural     Marbel        Marbel       Energy
          LIABILITIES AND CAPITALIZATION           Corporation     Holdco      Gas Corp.     Companies   Eliminations  Corporation
          ------------------------------           -----------     ------    ------------    ---------   ------------  -----------

CURRENT LIABILITIES:
  Currently payable long-term debt                   $     64     $      -     $      4     $     68      $       -     $     68
  Accounts payable                                     27,343            -          997       28,340              -       28,340
  Notes payable to associated companies                     -        7,375       22,013       29,388        (24,875)       4,513
  Other                                                 1,177        4,779          596        6,552              -        6,552
                                                      -------      -------      -------      --------      --------      -------
                                                       28,584       12,154       23,610       64,348        (24,875)      39,473
                                                      -------      -------      -------      --------      --------      -------

LONG-TERM NOTES PAYABLE                                   501            -            -          501              -          501
                                                      -------      -------      -------      --------      --------      -------
OTHER LIABILITIES:
  Deferred income taxes                                22,288        7,027         (285)      29,030              -       29,030
  Other                                                   763            -            -          763              -          763
                                                      -------      -------      -------      --------      --------      -------
                                                       23,051        7,027         (285)      29,793              -       29,793
                                                      -------      -------      -------      --------      --------      -------
CAPITALIZATION:
   Common stock                                         3,162            -          592        3,754           (592)       3,162
   Additional paid-in-capital                          91,016      135,610        3,350      229,976       (138,960)      91,016
   Retained earnings                                   44,468       15,100          200       59,768        (15,300)      44,468
   Less: Treasury stock                                    56            -            -           56              -           56
                                                      -------      -------      -------      --------      --------      -------
                                                      138,590      150,710        4,142      293,442       (154,852)     138,590
                                                      -------      -------      -------      --------      --------      -------
       TOTAL LIABILITIES AND CAPITALIZATION          $190,726     $169,891     $ 27,467     $388,084      $(179,727)    $208,357
                                                      =======      =======      =======      =======       ========      =======

                                      Marbel Energy Corporation Consolidating Income Statemen
                                                            (Unaudited)
                                                For the Year Ended December 31, 2001
                                                           (In Thousands)

                                                                     Northeast
                                                                       Ohio                                            Consolidated
                                                 Marbel              Operating     Northeast    Total                      Marbel
                                                 Energy     Marbel   Companies,  Ohio Natural   Marbel       Marbel        Energy
                                              Corporation   Holdco      Inc.       Gas Corp.   Companies  Eliminations  Corporation
                                              -----------   ------      ----       ---------   ---------  ------------  -----------

OPERATING REVENUES:
Gas sales                                      $  3,653     $    -    $ 3,533     $ 5,222      $ 12,408     $      -      $ 12,408
Other                                             3,023          -          9       1,687         4,719       (1,354)        3,365
                                                -------      -----     ------      ------       -------      -------       -------
     TOTAL OPERATING REVENUES                     6,676          -      3,542       6,909        17,127       (1,354)       15,773

OPERATING EXPENSES:
Purchased gas costs                               3,653          -      3,534       3,570        10,757            -        10,757
Other expenses                                    1,397        720        313       2,181         4,611       (1,354)        3,257
Provision for depreciation and amortization          46      1,460         16         564         2,086            -         2,086
General taxes                                        10        182         21         785           998            -           998
                                                -------      -----     ------      ------       -------      -------       -------
     TOTAL OPERATING EXPENSES                     5,106      2,362      3,884       7,100        18,452       (1,354)       17,098
                                                -------      -----     ------      ------       -------      -------       -------
OPERATING INCOME                                  1,570     (2,362)      (342)       (191)       (1,325)           -        (1,325)

OTHER REVENUE & EXPENSES:
Equity in Subsidiary Earnings                     8,048          -         99           -         8,147       (8,147)            -
Income from Great Lakes                               -     18,186          -           -        18,186            -        18,186
Other income (expense)                            1,834          -        174         128         2,136       (1,107)        1,029
Interest expense                                    (10)      (636)       (32)       (465)       (1,143)       1,107           (36)
                                                -------      -----     ------      ------       -------      -------       -------
     TOTAL OTHER REVENUE & EXPENSES               9,872     17,550        241        (337)       27,326       (8,147)       19,179

NET INCOME BEFORE TAXES                          11,442     15,188       (101)       (528)       26,001       (8,147)       17,854

INCOME TAXES                                      1,411      6,671       (101)       (158)        7,823            -         7,823
                                                -------      -----     ------      ------       -------      -------       -------
NET INCOME                                     $ 10,031     $8,517    $     -      $ (370)     $ 18,178     $ (8,147)     $ 10,031
                                                =======      =====     ======       =====       =======      =======       =======

                        Marbel Energy Corporation - Consolidating Statement of Retained Earnings (Unaudited)
                                              For the Year Ended December 31, 2001
                                                         (In Thousands)

                                                                                                                        Consolidated
                                      Marbel                           Northeast          Total                            Marbel
                                      Energy           Marbel         Ohio Natural        Marbel           Marbel          Energy
                                   Corporation         Holdco          Gas Corp.        Companies       Eliminations     Corporation
                                   -----------         ------          ---------        ---------       ------------     -----------

Balance at beginning of year         $ 34,437         $ 6,583            $ 570          $ 41,590          $ (7,153)        $ 34,437
 Net income                            10,031           8,517             (370)           18,178            (8,147)          10,031
                                      -------          ------             ----           -------           -------          -------
Balance at end of year               $ 44,468         $15,100            $ 200          $ 59,768          $(15,300)        $ 44,468
                                      =======          ======             ====           =======           =======          =======

                                    EXHIBIT B
                            MARBEL ENERGY CORPORATION
                      TWELVE MONTHS ENDED DECEMBER 31, 2001
                                 (IN THOUSANDS)
                             FINANCIAL DATA SCHEDULE


    ITEM NOS.              CAPTION HEADING

       1                    Total Assets                $ 208,357

       2                    Total Operating Revenues$   $  15,773

       3                    Net Income                  $  10,031

                                    EXHIBIT C
                            MARBEL ENERGY CORPORATION


1.    Claimant
      --------

      Name:  Marbel Energy Corporation
      State of Organization: Ohio
      Location: 5640 Lancaster-Newark Road, NE, Pleasantville, OH 43148 Nature of Business: Holding Company

      Subsidiaries
      ------------

      Name:  Northeast Ohio Natural Gas Corp.
      State of Organization: Ohio
      Location: 5640 Lancaster-Newark Road, NE, Pleasantville, OH 43148 Nature of Business: Transportation and Sale of Natural Gas at Retail

      Name:  Marbel Holdco
      State of Organization: Ohio
      Location: 5640 Lancaster-Newark Road, NE, Pleasantville, OH 43148 Nature of Business: Joint Venture Company